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Exhibit 99.2                                               [English Translation]
                                                                December 4, 2002


                                 HANARO TELECOM

                 Corporate Disclosure on Issues of Significance


Hanaro Telecom, Inc. ('the Company') has filed on November 1, 2002 a public notice concerning its BOD resolutions on its rights issue, foreign capital inducement, and calling of an extraordinary shareholders meeting in relation to such issues, conditional upon the Company's acquisition of a major stake in Powercomm, and announced that the related issues subject to confirmation would be filed at a later date once such matters are confirmed. As Dacom won the auction for the sale of a major stake in Powercomm on November 29, 2002, and Hanaro decided not to join the Dacom consortium, the Company discloses the confirmed matters as follows.

1. Cancellation of the BOD Resolution on Rights Issue
Conditional upon the acquisition of major stake in Powercomm, Hanaro attempted to issue new rights in total of 210 million shares at per share price of KRW4,000 to an investor group (or consortium) led by AIG AIF II, AIG AOF, and Newbridge and/or its members. However, as Dacom won the auction for the sale of a major stake in Powercomm on November 29, 2002, and Hanaro decided not to join the Dacom consortium, the BOD resolution on the rights issue became null and void.

2. Cancellation of the BOD Resolution on Foreign Capital Inducement
Conditional upon the acquisition of a major stake in Powercomm, Hanaro attempted to induce a syndicated loan led by JP Morgan and UBS Warburg. However, as Dacom won the auction for the sale of a major stake in Powercomm on November 29, 2002 and Hanaro decided not to join the Dacom consortium, the BOD resolution on the syndicated loan became null and void.

3. Cancellation of the BOD Resolution on Calling of Extraordinary Shareholders Meeting
The BOD resolution dated November 1, 2002 on calling of an extraordinary shareholders meeting became null and void. This was resulted from a series of events such as: a) Dacom won the auction for the sale of a major stake in Powercomm on November 29, 2002 and Hanaro decided not to join the Dacom consortium, and b) consequently the BOD resolution on the rights issue became null and void so as the agenda for the shareholders meeting, including: 1) approval of per share price of rights issue below par value, 2) approval of new rights issue, 3) approval of amendment of Articles of Incorporation, and 4) appointment of director.

4. Date of relevant local filing: November 1, 2002

Yun-Sik Shin
Representative Director & Chairman
Hanaro Telecom, Inc.